Filed by Archstone-Smith Operating Trust
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Archstone-Smith Operating Trust
Commission File No.: 1-10272

June 8, 2007	Caroline Brower General Counsel and Secretary
To Unitholders of Archstone-Smith Operating Trust:
As you may know, Archstone-Smith Operating Trust, which we refer to as the Operating Trust, and Archstone-Smith Trust, the sole trustee of the Operating Trust, which we refer to as Archstone, entered into an Agreement and Plan of Merger on May 28, 2007 with River Holding, LP, River Acquisition (MD) LP, and River Trust Acquisition (MD), LLC. Pursuant to the merger agreement, it is anticipated that the Operating Trust and Archstone will be acquired by affiliates of Tishman Speyer Real Estate Venture VII, L.P. and Lehman Brothers Holdings Inc. The merger agreement and the proposed merger transactions are described more fully in each of Archstone’s and the Operating Trust’s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on June 1, 2007 (the “8-K”). The 8-K also includes as an exhibit a copy of the merger agreement.
If you are a holder of Class A-1 Common Units, upon consummation of the merger of the Operating Trust, you will be entitled to elect to receive for each Class A-1 Common Unit that you own either the same cash consideration per share that shareholders of Archstone will receive in connection with the merger of Archstone or one newly-issued Series O preferred unit, the terms of which are more fully described in the 8-K. In due course, you will receive, as a holder of Class A-1 Common Units, a prospectus/information statement that will describe the proposed transactions and the procedures by which to make such an election.
If you are holder of Series M Preferred Unit, Series N-1 Preferred Units or Series N-2 Preferred Units, you will receive replacement preferred units to be issued by the Operating Trust at the time of the merger of the Operating Trust, as more fully described in the 8-K.
This notice constitutes a Notice of Extraordinary Transaction of Archstone and is being provided to all Unitholders of the Operating Trust in accordance with the requirements contained in Section 6.5C of Annex A to the Archstone-Smith Operating Trust Articles of Restatement, dated as of May 19, 2006.
We thank you for your continued support.

Sincerely,

Caroline Brower
General Counsel and Secretary Archstone-Smith Operating Trust

9200 E. Panorama Circle, Suite 400 Englewood, Colorado 80112
Telephone (303) 708 5959 • Fax (303) 708 5999 • www.archstonesmith.com

Forward-Looking Statement
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on current expectations, estimates and projections about the industry, markets in which Archstone-Smith operates, management’s beliefs, assumptions made by management and the transactions described in this press release. While Archstone-Smith management believes the assumptions underlying its forward-looking statements and information are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; (2) the outcome of any legal proceedings that may be instituted against Archstone-Smith and others following announcement of the transaction agreement; (3) the inability to complete the transaction due to the failure to obtain shareholder approval or the failure to satisfy other conditions to completion of the transaction, including the expiration of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and compliance with German anti-trust regulations; (4) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; (5) the ability to recognize the benefits of the transaction; (6) the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of certain financings that will be obtained for the transaction; and (7) the impact of the substantial indebtedness incurred to finance the consummation of the transaction; and other risks that are set forth under “Risk Factors” in Archstone-Smith’s 2006 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. All forward-looking statements speak only as of the date of this press release or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section. We undertake no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this press release.
Additional Information About the Transaction and Where to Find It
This communication is being made in respect of the proposed transaction transactions involving Archstone-Smith and Archstone-Smith Operating Trust. Archstone-Smith will file a proxy statement with the SEC in connection with the proposed transaction. Archstone-Smith urges investors and shareholders to read the proxy statement when it becomes available and any other relevant documents filed by Archstone-Smith with the SEC because they will contain important information. Separately, Archstone-Smith Operating Trust will file a prospectus/information statement with the SEC in connection with the proposed Archstone-Smith Operating Trust transaction. Archstone-Smith Operating Trust urges investors and unitholders to read the prospectus/information statement when it becomes available and any other relevant documents filed by Archstone-Smith Operating Trust with the SEC because they will contain important information.
The final proxy statement will be mailed to Archstone-Smith shareholders and the prospectus/information statement will be mailed to Archstone-Smith Operating Trust unitholders. The proxy statement, prospectus/information statement and other documents filed with the SEC will be available free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Archstone-Smith and Archstone-Smith Operating Trust will be available free of charge on the investor relations portion of Archstone-Smith’s website at www.archstonesmith.com, or by contacting the investor relations department of Archstone-Smith, telephone (303) 708-5959.
Archstone-Smith and certain of its trustees and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the transaction. The names of Archstone-Smith’s trustees and executive officers and a description of their interests in Archstone-Smith is set forth in definitive proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on April 11, 2007. Investors, shareholders and unitholders can obtain updated information regarding the direct and indirect interests of Archstone-Smith’s trustees and executive officers in the Archstone-Smith transaction by reading the proxy statement when it becomes available.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.